Albert Aboody Appointed as Independent Director on WNS’s Board

NEW YORK and MUMBAI — June 28, 2010 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced the appointment of Albert Aboody to the Board of Directors of WNS (Holdings) Limited with effect from June 28, 2010. With Aboody’s appointment as an independent director, WNS’s Board is once again majority independent. Aboody will also serve as the Chairman of the audit committee, which will consist of four independent directors.

“Albert’s familiarity with WNS’s business model and over 30 years of accounting experience will surely be a valuable asset to the Board of Directors,” said Eric Herr, WNS’s Chairman. “I look forward to working with him.”

Aboody was previously a partner with KPMG, U.S. In this role, he served on the Board of KPMG, India, including as Deputy Chairman and as head of its audit department. He also co-authored chapters on the SEC reporting requirements in the 2001-2008 annual editions of the Corporate Controller’s Manual (Thompson Reuters).

“WNS operates with an exciting, high-growth industry and given its top-tier client list and strong brand name, the company is well positioned for success,” said Aboody. “I look forward to serving on WNS’s Board and working with the WNS management team.”

About WNS
WNS (Holdings) Limited [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This release contains forward-looking statements as definded in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our performance . We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; the implications of our recently announced accounting changes and restatement of our financial statements, and any adverse developments in existing legal proceedings or initiation of new legal proceedings; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions; and the volatility of our ADS price. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2010 filed with the U.S. Securities and Exchange Commission which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

CONTACT:
Investors:
Alan Katz
SVP — Investor Relations
WNS (Holdings) Limited
+1 212 277-8183
ir@wns.com